EXHIBIT(a)(1)(G)

[FORM OF ELECTRONIC CONFIRMATION OF RECEIPT OF ONLINE ELECTION FORMS]

[Communication to be in electronic or written format]

To: [NAME]

Confirmation of Receipt of Online Election Form

☐	We have received your Online Election Form electing to ACCEPT the offer to exchange your Eligible Options.

☐	We have received your Online Election Form electing to REJECT the offer to exchange your Eligible Options and Required Options.

If this is not correct, please re-deliver your Online Election Form containing the correct information.

Please note that you may change your previous election at any time before 9:00 p.m., Pacific Time, on April 21, 2003. If we extend the offer to exchange beyond that time, you may change your previous election at any time until the extended date.

If you have any questions, please contact Megan Buckley at (408) 579-2665 or by e-mail at exchange@extremenetworks.com.